SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

SEC Registration No. 333-43593

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN

LITHIA MOTORS, INC.

150 N Bartlett

Medford, OR 97501

Report of Independent Registered Public

Accounting Firm

and Financial Statements with

Supplemental Schedule for

Lithia Motors, Inc. Salary

Reduction Profit Sharing Plan

December 31, 2014 and 2013

TABLE OF CONTENTS

Page

REPORTS OF independent REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-13

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2014
Schedule H, Line 4i – Schedule of Assets (held at end of year)	14-15

EXHIBIT INDEX
Consents of Independent Registered Public Accounting Firms	16-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee

Lithia Motors, Inc. Salary Reduction Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan as of December 31, 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2014 and the changes in net assets for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held (at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. This supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

Cleveland, Ohio

June 24, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and 401(k) Plan Committee of the

Lithia Motors, Inc. Salary Reduction Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) as of December 31, 2013. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

 Medford, Oregon

June 24, 2014

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013

ASSETS
Participant directed investments, at fair value
Common collective trusts	$57,074,851	$13,554,851
Registered investment companies	131,467,352	81,977,958
Lithia Motors, Inc. Class A Common Stock	26,255,282	23,529,350
	214,797,485	119,062,159

Receivables
Notes receivable from participants	9,372,882	6,162,803
Employer's contribution	3,144,554	2,103,694
	12,517,436	8,266,497
	227,314,921	127,328,656

LIABILITIES
Excess participant contributions payable	(61,149)	(60,412)
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	227,253,772	127,268,244

Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit-responsive investment contracts	(223,209)	-

NET ASSETS AVAILABLE FOR BENEFITS	$227,030,563	$127,268,244

See Notes to Financial Statements

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

ADDITIONS TO NET ASSETS ATTRIBUTED TO	Year ended December 31, 2014

Contributions:
Employer's	$3,144,554
Participants'	14,616,729
Rollovers	2,144,080

Total Contributions	19,905,363

Investment income:
Interest and dividends	4,772,734
Net appreciation in fair value of investments, Note 6	7,326,178

Total Investment income	12,098,912

Interest income on notes receivable from participants	285,610

Total additions	32,289,885

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO

Benefits paid to participants	12,458,909
Administrative expenses	227,241

Total deductions	12,686,150

TRANSFER OF ASSETS TO THIS PLAN	80,158,584

NET INCREASE IN NET ASSETS	99,762,319

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	127,268,244

End of year	$227,030,563

See Notes to Financial Statements

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of Lithia Motors, Inc. and its subsidiaries (collectively, the Company or Lithia) as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration – The Company has appointed a 401(k) Plan Committee (the Committee) to manage the operation and administration of the Plan. Effective September 1, 2014, the Company has contracted with Bank of America Merrill Lynch as the custodian and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. Retirement Services, a third-party administrator, to process and maintain the records of participant data. Prior to September 1, 2014, DWS Trust Company was the custodian and trustee and ADP Retirement Services was the third-party administrator.

Contributions – Each year, the Company contributes to the Plan an amount determined annually by the Board of Directors. For employee contributions made in 2014, the Company contributed 48.5% on the first $2,500 of the employee contributions. The Participants must be employed on the last day of the Plan year to be eligible for this contribution. Participants may contribute, under a salary reduction agreement, the maximum allowed by the Internal Revenue Service under Code Section 402(g). Eligible employees are automatically enrolled in the Plan with a contribution of 3% of eligible compensation along with an automatic increase of 1% each year up to a maximum of 8%, unless the employee affirmatively elects otherwise. Participants may also make contributions to the Plan in the form of a rollover contribution from another qualified plan. Participants direct the investment of contributions into various investment options offered by the Plan.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings, and is charged with a per capita allocation (equal amount) of the Plan’s administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after six years of credited service.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $500 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years or up to 30 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of Prime + 1% at the time the loan is issued. Principal and interest are paid ratably through payroll deductions.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits – Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount or annual, semiannual, quarterly or monthly installments over a period of years equal to the value of the participant’s vested interest in their account. The Plan requires the automatic distribution of participant vested account balances that do not exceed $5,000.

Forfeited Accounts – Forfeited non-vested accounts at December 31, 2014 and 2013 totaled $275,034 and $221,277, respectively, and are used to reduce future employer contributions.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), using the accrual method of accounting.

Accounting standards require the Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Benefits.

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. It is reasonably possible, given the level of risk associated with investment securities that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Notes Receivable from Participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

Excess Contributions Payable – Excess contributions payable represent amounts refunded to participants after year end to comply with regulatory contribution limitations.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Payment of Benefits – Benefits are recorded when paid.

Subsequent Events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

NOTE 3 – FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1:

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:

Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 from those used in prior years.

Stable Value Common Collective Trust: The stable value common collective trust fund investment is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on the fair value of the underlying net assets at the measurement date by the issuer of the fund. The Plan's interest in the stable value common collective trust fund is based on its proportionate ownership interest in the fair value of the common collective trust fund. The stable value common collective trust fund primarily holds fixed income securities, derivatives and a common collective trust fund. The fair value of the fixed income securities are valued using quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices, discounted cash flow models and other pricing models. These models are primarily industry standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures. The fair value of wrapper contracts provided by the contract issuer is based on the replacement cost methodology which is the present value of the difference between the replacement wrapper fee and the contracted wrapper fee. The common collective trust fund is valued at Net Asset Value (NAV) per share or its equivalent of the fund, which is based on the fair value of the fund's underlying net assets. There are no unfunded commitments or redemption restrictions.

Equity Common Collective Trusts: The equity common collective trust fund investments are valued at net asset value per share (or its equivalent) of the funds, which is based on the fair value of the funds' underlying net assets. The equity common collective trust funds invest primarily in equity securities which may include common stocks, options, and futures. There are no unfunded commitments or redemption restrictions.

Registered investment companies: Valued at quoted market prices which represent the net asset value (NAV) of shares held by the Plan at year end. It is not probable that the mutual funds would be sold at amounts that differ materially from the NAV of shares held.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013.

	Investments at fair value at December 31, 2014
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Common collective trusts
Stable value fund	$-	$16,068,458	$-	$16,068,458
Equity funds	-	41,006,393	-	41,006,393
Total Common collective trusts	-	57,074,851	-	57,074,851

Registered investment companies
Bond funds	9,200,488	-	-	9,200,488
Growth funds	34,710,733	-	-	34,710,733
Value funds	13,569,122	-	-	13,569,122
Blend funds	25,542,759	-	-	25,542,759
Target date funds	48,444,250	-	-	48,444,250
Total Registered investment companies	131,467,352	-	-	131,467,352

Common stock
Lithia Motors, Inc. Class A	26,255,282	-	-	26,255,282
Total Common stock	26,255,282	-	-	26,255,282

	$157,722,634	$57,074,851	$-	$214,797,485

	Investments at fair value at December 31, 2013
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Common collective trust
Fixed income fund	$-	$13,554,851	$-	$13,554,851
Total Common collective trust	-	13,554,851	-	13,554,851

Registered investment companies
Bond funds	8,163,442	-	-	8,163,442
Growth funds	23,779,391	-	-	23,779,391
Value funds	6,286,852	-	-	6,286,852
Blend funds	27,464,230	-	-	27,464,230
Target date funds	16,284,043	-	-	16,284,043
Total Registered investment companies	81,977,958	-	-	81,977,958

Common stock
Lithia Motors, Inc. Class A	23,529,350	-	-	23,529,350
Total Common stock	23,529,350	-	-	23,529,350
	$105,507,308	$13,554,851	$-	$119,062,159

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including employer contributions receivable and excess participant contributions payable. The fair value of these assets and liabilities is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such instruments. Under the fair value hierarchy, these financial instruments are valued primarily using Level 3 inputs.

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 5 – INCOME TAX STATUS

The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service dated March 31, 2014. The Plan has not individually sought its own determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from federal taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with GAAP guidance on accounting for uncertainty in income taxes, management evaluated the Plan’s tax positions and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – INVESTMENTS

Significant investments in end of year net assets:

	December 31,
	2014	2013
Common collective trusts, at fair value
SSGA S&P 500 Index Fund CL C	$15,757,954	$-
Wells Fargo Enhanced Stock Market Fund N	$19,230,685	$-
FFTW Income Plus	$2,829	$13,554,851
Common collective trusts, at contract value
Wells Fargo Stable Return N	$15,845,249	$-
Registered investment companies, at fair value
MFS Total Return Fd R4	$15,306,074	$12,917,542
DWS S&P 500 Index Fund - S	$-	$8,510,837
Lithia Motors, Inc. Class A Common Stock, at fair value	$26,255,282	$23,529,350

For the year ended December 31, 2014, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated in value as follows:

Year ended December 31, 2014
Common collective trusts	$521,770
Registered investment companies	$1,151,036
Lithia Motors, Inc. Class A Common Stock	$5,653,372
Total	$7,326,178

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 31,
	2014	2013

Net assets available for benefits per the financial statements	$227,030,563	$127,268,244

Employer’s contribution receivable not accrued on Schedule H of Form 5500	(3,144,554)	(2,103,694)

Benefits payable accrued on Schedule H of Form 5500 but not on financial statements	(22,376)	(1,311)

Excess participant contributions payable not accrued on Schedule H of Form 5500	61,149	60,412

Net assets available for benefits per Schedule H of Form 5500	$223,924,782	$125,223,651

The following are reconciliations of employer and participant contributions and distributions per the financial statements for the year ended December 31, 2014 to Schedule H of Form 5500 as the Form 5500 is prepared on a cash basis while the financial statements are prepared on the accrual basis of accounting:

Year ended December 31, 2014
Employer contributions per the financial statements	$3,144,554

Plus 2013 employer contributions received by the Plan in 2014 not accrued on Schedule H of Form 5500	2,103,694

Less 2014 employer contributions received by the Plan in 2015 and not accrued on Schedule H of Form 5500	(3,144,554)

Employer contributions per Schedule H of Form 5500	$2,103,694

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500 (continued)

Year ended December 31, 2014
Participant contributions per the financial statements	$14,616,729

Excess participant contributions for 2014	61,149

Participant contributions per Schedule H of Form 5500	$14,677,878

Year ended December 31, 2014
Benefits paid to participants per the financial statements	$12,458,909

Less benefits payable accrued for 2013	(1,311)

Benefits payable accrued for 2014 on Schedule H of Form 5500 but not on financial statements	22,376

Excess contributions during 2014 relating to 2013	60,412

Total benefits paid per Schedule H of Form 5500	$12,540,386

NOTE 8 – TRANSACTIONS WITH PARTIES-IN-INTEREST AND RELATED PARTIES

Transactions in shares of the Plan Sponsor’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2014, the Plan purchased $2,614,905 and sold $5,756,711 of the Plan Sponsor’s common stock. The number of shares held of company stock as of December 31, 2014 and 2013 totaled 302,792 and 338,942, respectively. The fair value of company stock as of December 31, 2014 and 2013 totaled $26,255,282 and $23,529,350, respectively.

Certain Plan investments were managed by DWS Trust Company, Wells Fargo Bank, N.A., and Bank of America Merrill Lynch, the trustees of the plan during 2014. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 9 – PLAN MERGER

In 2014, the 401(k) Savings Plan of the DCH Group of Companies, a plan sponsored by the DCH Auto Group (USA) which was acquired by Lithia, was merged with the Plan. Accordingly, assets of $80,158,584 were transferred into the Plan on December 31, 2014.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

EIN 93-0572810 PN 003

SUPPLEMENTAL SCHEDULE

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FFTW Income Plus	Common Collective Trust	N/A	$2,829
	SSGA Russell Small/Mid CL C	Common Collective Trust	N/A	$1,779,300
	SSGA Russell Small/Mid CL P	Common Collective Trust	N/A	$13,771
	SSGA S&P 500 Index Fund CL C	Common Collective Trust	N/A	$15,757,954
*	Wells Fargo Stable Return N	Common Collective Trust	N/A	$16,068,458
*	Wells Fargo Enhanced Stock Market Fund N	Common Collective Trust	N/A	$19,230,685
*	Wells Fargo/BlackRock S&P MidCap Idx N	Common Collective Trust	N/A	$4,221,854
	American Century Inflation Adj	Registered Investment Company	N/A	$1,958,922
	American Euro Pacific	Registered Investment Company	N/A	$4,867,752
	American Smallcap World	Registered Investment Company	N/A	$1,859,413
	Columbia Small Cap Val FD CL Y	Registered Investment Company	N/A	$61,278
	Deutsche Alt Asset Alloc FD-I	Registered Investment Company	N/A	$359,902
	Goldman Sachs High Yield I	Registered Investment Company	N/A	$3,334,877
	Janus Flexible Bond FD CL I	Registered Investment Company	N/A	$313,703
	John Hancock Disciplined CL I	Registered Investment Company	N/A	$4,887,480
	JPMorgan Smart Retirement 2015	Registered Investment Company	N/A	$4,851,544
	JPMorgan Smart Retirement 2020	Registered Investment Company	N/A	$5,597,281
	JPMorgan Smart Retirement 2025	Registered Investment Company	N/A	$3,082,933
	JPMorgan Smart Retirement 2030	Registered Investment Company	N/A	$6,089,474
	JPMorgan Smart Retirement 2035	Registered Investment Company	N/A	$2,929,946
	JPMorgan Smart Retirement 2040	Registered Investment Company	N/A	$5,597,056
	JPMorgan Smart Retirement 2045	Registered Investment Company	N/A	$1,723,063
	JPMorgan Smart Retirement 2050	Registered Investment Company	N/A	$1,964,863
	JPMorgan Smart Retirement 2055	Registered Investment Company	N/A	$118,987
	JPMorgan Smart Retirement Inc	Registered Investment Company	N/A	$1,160,454
	MFS Total Return FD R4	Registered Investment Company	N/A	$15,306,074
	Oppenheimer Developing Markets	Registered Investment Company	N/A	$4,346,382
	PIMCO Low Duration Fd Inst CL	Registered Investment Company	N/A	$3,374,303
	T. Rowe Price Blue Chip Growth	Registered Investment Company	N/A	$6,730,268
	Vanguard Mid Cap Growth Fund	Registered Investment Company	N/A	$8,873,473
	Vanguard Selected Value FD	Registered Investment Company	N/A	$3,256,649
*	BIF Money Fund	Registered Investment Company	N/A	$23,473
*	Wells Fargo Advantage Core Bond I	Registered Investment Company	N/A	$218,683
	Oakmark Equity & Income I	Registered Investment Company	N/A	$5,451,000
	American Beacon Lg Cap Value Adv	Registered Investment Company	N/A	$3,480,829
	American Funds Growth Fund of Amer R3	Registered Investment Company	N/A	$4,296,823
	Oppenheimer Global A	Registered Investment Company	N/A	$5,596,035
	Thornburg International Value R3	Registered Investment Company	N/A	$1,346,923
	Royce Low Priced Stock Svc	Registered Investment Company	N/A	$3,078,860
	T. Rowe Price Retirement Income	Registered Investment Company	N/A	$148,247
	T. Rowe Price Retirement 2005	Registered Investment Company	N/A	$184,809
	T. Rowe Price Retirement 2010	Registered Investment Company	N/A	$163,311

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

EIN 93-0572810 PN 003

	T. Rowe Price Retirement 2015	Registered Investment Company	N/A	$822,622
	T. Rowe Price Retirement 2020	Registered Investment Company	N/A	$1,933,507
	T. Rowe Price Retirement 2025	Registered Investment Company	N/A	$1,601,078
	T. Rowe Price Retirement 2030	Registered Investment Company	N/A	$2,573,633
	T. Rowe Price Retirement 2035	Registered Investment Company	N/A	$1,169,164
	T. Rowe Price Retirement 2040	Registered Investment Company	N/A	$3,076,809
	T. Rowe Price Retirement 2045	Registered Investment Company	N/A	$1,460,964
	T. Rowe Price Retirement 2050	Registered Investment Company	N/A	$1,318,812
	T. Rowe Price Retirement 2055	Registered Investment Company	N/A	$875,693
*	Lithia Motors, Inc. Common Stock	Common Stock	N/A	$26,255,282
*	Participants	Participant notes receivable (4.25% to 10.50%)	0	$9,372,882
				$224,170,367
	N/A - Cost is not applicable as these are participant directed investments.
	* - Party-in-interest to the Plan

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2015	LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN

By: /s/Carla Hegler
Carla Hegler

EXHIBIT INDEX

Exhibit	Description
23	Consents of Independent Registered Public Accounting Firms
23.1	Plante & Moran, PLLC
23.2	Moss Adams LLP